

Mail Stop 3561

July 7, 2017

William J. Rouhana, Jr.
Executive Chairman
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

> **Re:** **Chicken Soup for the Soul Entertainment, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 28, 2016**
> **File No. 024-10704**

Dear Mr. Rouhana:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2017 letter.

Offering Circular Cover Page

1. We note your response to our prior comment 2. Because it appears that your securities will not be listed on a registered national securities exchange upon qualification please revise the offering circular cover page to provide the legend required by Part II(a)(5) of Form 1-A, or advise.

Exhibit 13.1

2. Please tell us why your soliciting materials state that 2016 revenues were $8.7 million when your audited financial statements state that 2016 revenues were $8.1M.

3. Please confirm that if you choose to satisfy Rule 255(b)(4) with a hyperlink to a specific version of the Preliminary Offering Circular, it will be to the most recent version of the Preliminary Offering Circular available at the time you use the materials. We note that the hyperlink in the exhibit leads directly to the Preliminary Offering Circular dated June 1, 2017.

You may contact Amy Geddes at (202) 551-3304 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jeffrey M. Gallant
Graubard Miller